SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

ASEC OTI’s Subsidiary Selected for Electronic Passports Roll Out in Poland

Fort Lee, NJ and Warsaw, Poland – August 14, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that PWPW S.A. (Polish Public Printing Works) of Poland placed its first order with ASEC S.A., OTI’s wholly-owned subsidiary for electronic passports inlays for Polish citizens. Under the contract, ASEC S.A. will supply contactless inlays that will be adhered to the passport cover. Currently there are about 1.5 million passports issued in Poland annually and the government intends to roll out the first electronic passports starting this quarter. The first commercial order will be supplied this year.

OTI’s electronic passport product successfully passed tests by certified laboratories based on the International Civil Aviation Organization (ICAO) and ISO 14443 testing procedures, for product performance including security, durability, communications, personalization and more.

Poland, with population of more than 38 million, is one of the new members of the European Union. The new electronic passport is complying with the EU’s mandate that its members adopt the technology by August of this year. According to a law passed by the Polish parliament, the new electronic passports will be issued starting August 28 of this year.

OTI offers complete electronic passport inlay and production line solutions. Electronic passport inlay supports stable, reliable and fast transaction with basic access control (BAC) and active authentication security and include inlays, inlays-to-cover, personalization systems and contactless readers. OTI production line solutions include patented machinery for inlay production for complete electronic passport production solution.

Anat Arazi, President of ASEC S.A. said, “As a Polish company we are extremely proud to be able to supply electronic passports for the local market. We believe in our product superiority and looking forward to many years of cooperation with PWPW.”

“OTI is proud to supply electronic passports for the Polish government.” said Oded Bashan, President & CEO, OTI. “This new contract reinforces OTI’s position as a major player in the field of electronic passport programs and further strengthens OTI’s presence in the emerging European countries.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585

galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 15, 2006